UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G	Amendment 4

(Name of Issuer)
	Lee Enterprises Inc

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	523768109

Rule 13d-1(b)

(Date of Event Which Requires Filing of This Statement)
December 31, 2006

The share transactions giving rise to this filing reflect client directed transactions over which the Reporting Person did not exercise investment discretion (e.g. tax sales) as well as discretionary transactions.

NAME OF REPORTING PERSON
Private Capital Management, L.P.

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	79,000
SHARED VOTING POWER	 	5,601,393*
SOLE DISPOSITIVE POWER 	79,000
SHARED DISPOSITIVE POWER 	5,601,393

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	5,680,393**

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	14.3%

TYPE OF REPORTING PERSON
IA


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	Lee Enterprises Inc
(b)Address of Issuer: 	400 Putnam Bldg., 215 E. Main St., Davenport IA  52801

Item 2.
(a) Name of Person Filing:  Private Capital Management, L.P.
(b)Address of Person Filing: 8889 Pelican Bay Blvd., Naples, FL  34108
(c) Citizenship: Delaware
(d) Title of Class of Securities:  Common Stock

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership
(a) Amount Beneficially Owned
	5,680,393**
(b) Percent of Class
	14.3%
(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
	79,000
   (ii)  shared power to vote or to direct the vote
	5,601,393*
   (iii) sole power to dispose or to direct the disposition of
	79,000
   (iv)  shared power to dispose or to direct the disposition of
	5,601,393

Item 5. Ownership of Five Percent or Less of Class:
N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:
N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:
N/A

Item 8. Identification and Classification of Members of the Group:
N/A

Item 9. Notice of Dissolution of Group:
N/A

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


* PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.

** PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.



Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2007

/s/ David G. Joyce
    C.O.O.

Duly authorized under Power of Attorney dated January 3, 2007 by and on behalf of Private Capital Management, L.P.